Exhibit 99.1

OCTOBER 22, 2020 | VANCOUVER, BCA

SANDSTORM GOLD ROYALTIES TO RELEASE 2020 THIRD QUARTER RESULTS ON OCTOBER 29

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”) (NYSE: SAND, TSX: SSL) will release its 2020 third quarter results on Thursday, October 29, 2020 after markets close.

A conference call will be held on Friday, October 30, 2020 starting at 8:30am PDT to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 343-761-2522
North American Toll-Free: (+1) 833-350-1446
Conference ID: 1983877
Webcast URL: https://bit.ly/3dRtETT

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 202 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.